SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 5TH, 2019

DATE, TIME AND PLACE: November 5th, 2019, at 11.30 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Norte, 12° floor, room 1212, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Pietro Labriola and Raimondo Zizza, either in person or by means of audio or videoconference, as provided in paragraph 2nd, Article 25 of the Company’s By-laws. Justified absence of Mr. Piergiorgio Peluso.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To acknowledge on the Quarterly Financial Report (“ITRs”) of the 3rd quarter of 2019, dated as of September 30th, 2019; (5) To acknowledge on the summary of the results and status of all the Company’s Long-Term Incentive Plans; and (6) To acknowledge on the results of the Company’s Long-Term Incentive Plan (“Plan”) for the 2013 and 2016 grants and resolve on the conditions for the exercise of the options for the purchase of shares of 2016.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

NOVEMBER 5TH, 2019

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on November 4th and 5th, 2019, as per Mr. Gesner Oliveira’s report, Coordinator of the CAE.

(2) Acknowledged on the absence of meetings held by the Control and Risks Committee (“CCR”) since the last report made by Mr. Herculano Aníbal Alves, Chairman of the CCR.

(3) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on November 4th, 2019, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(4) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2019, dated as of September 30th, 2019 according to the information provided by the Company’s administration and independent auditors, Ernst & Young Auditores Independentes S/S (“EY”), and were informed of the favorable assessments of the Company’s Fiscal Council and CAE, reported by Mr. Walmir Kesseli, Chairman of the Fiscal Council, and Mr. Gesner Oliveira, Coordinator of the CAE. According to the information provided by Mr. Fernando Magalhães, representative of EY, the referred report was subject to limited review by the independent auditors.

(5) Acknowledged on the summary of the results and the status of each one of the Company’s Long Term Incentive Plans, duly approved at the Shareholders’ Meeting held on August 5th, 2011 (for the period 2011-2013), April 10th, 2014 (for the period 2014-2016), and April 19th, 2018 (for the period 2018-2020).

(6) Within the scope of the Company's Long-Term Incentive Plan (“Plan”), duly approved at the Shareholders’ Meetings held on, respectively, August 5th, 2011 (Plan 2011-2013); and April 10th, 2014 (Plan 2014-2016), the Board members acknowledged on the results evaluated for (i) the 2013 Grant, of the 2011-2013 Plan, and of the impossibility of exercising the options of this grant, due to the non-achievement of the minimum absolute performance established; and (ii) the 3rd vesting period of the 2016 Grant, of the 2014-2016 Plan, and approved the conditions for exercising the 2016 options, as follows: (a) the opening of the exercise period for the full term of the respective instruments of granting options, respected the blocking periods for the trade of shares; (b) the delivery of shares held in treasury or acquired through a share repurchase plan for the Plan’s beneficiaries exercising their options; (c) the definition of a term of up to ten (10) business days for the beneficiary to be able to pay the acquisition cost of the shares; and (d) the non-exercise of preemptive rights by the Company. As previously reported by the CR’s Chairman, this Committee is in favor of the approval of the conditions herein described. The Company's Board of Executive Officers and/or the Company’s attorneys in fact are hereby authorized to perform all necessary acts to carry out the resolutions herein approved.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

NOVEMBER 5TH, 2019

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Pietro Labriola and Raimondo Zizza.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 5th, 2019.

JAQUES HORN

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 5, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.